UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EDITAS MEDICINE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

28106W103

(CUSIP Number)

Polaris Partners One Marina Park Drive 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28106W103

1.	Names of Reporting Persons. Polaris Venture Partners VI, L.P. (“PVP VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,642,714 shares, except that (i) Polaris Venture Management Co. VI, L.L.C. (“PVM VI”), the general partner of PVP VI, may be deemed to have sole power to vote these shares; (ii) Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”), Brian Chee (“Chee”), David Barrett (“Barrett”), Amir Nashat (“Nashat”) and Bryce Youngren (“Youngren” and collectively with Flint, McGuire, Chee, Barrett and Nashat, the “Managing Members”) are the managing members of PVM VI, and may be deemed to have shared power to vote these shares; and (iii) Kevin Bitterman (“Bitterman”), a member of PVM VI and a director of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,642,714 shares, except that (i) PVM VI, the general partner of PVP VI, may be deemed to have sole power to dispose of these shares; (ii) the Managing Members may be deemed to have shared power to dispose of these shares; and (iii) Bitterman a member PVM VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,642,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Polaris Venture Founders’ Fund VI, L.P. (“PVPFF VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

154,430 shares, except that (i) PVM VI, the general partner of PVPFF VI, may be deemed to have sole power to vote these shares; (ii) the Managing Members may be deemed to have shared power to vote these shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

154,430 shares, except that (i) PVM VI, the general partner of PVPFF VI, may be deemed to have sole power to dispose of these shares; (ii) the Managing Members may be deemed to have shared power to dispose of these shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Polaris Venture Management Co. VI, L.L.C. (“PVM VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) the Managing Members may be deemed to have shared power to vote these shares; and (ii) Bitterman, a member of PVM VI, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) the Managing Members may be deemed to have shared power to dispose of these shares; and (ii) Bitterman, a member of PVM VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,144 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 28106W103

1.	Names of Reporting Persons. Jonathan A. Flint (“Flint”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote PVP VI’s and PVPFF VI’s shares (collectively, the “Fund VI Shares”); (ii) McGuire, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) McGuire, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,144 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Terrance G. McGuire (“McGuire”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iv) Bitterman, a member of PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,144 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Brian Chee (“Chee”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, McGuire, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, McGuire, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,144 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. David Barrett (“Barrett”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, McGuire, Chee, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, McGuire, Chee, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,144 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Amir Nashat (“Nashat”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, McGuire, Chee, Barrett and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, McGuire, Chee, Barrett and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,144 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Bryce Youngren (“Youngren”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, McGuire, Chee, Barrett and Nashat, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, McGuire, Chee, Barrett and Nashat, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a member of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,144 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Kevin Bitterman (“Bitterman”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; and (ii) Flint, McGuire, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,144 shares, of which 2,642,714 shares are directly owned by PVP VI and 154,430 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; and (ii) Flint, McGuire, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,144 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2016 (the “Schedule 13D”) and Amendment No. 1 to the Schedule 13D filed with the SEC on September 19, 2016, by Polaris Venture Partners VI, L.P. (“PVP VI”), Polaris Venture Founders’ Fund VI, L.P. (“PVPFF VI”), Polaris Venture Management Co. VI, L.L.C. (“PVM VI”), Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”), Brian Chee (“Chee”), David Barrett (“Barrett”), Amir Nashat (“Nashat”), Bryce Youngren (“Youngren”) and Kevin Bitterman (“Bitterman” and together with, PVP VI, PVPFF VI, PVM VI, Flint, McGuire, Chee, Barrett, Nashat and Youngren, collectively, the “Reporting Persons”), with respect to shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 2 is being filed to report the disposition of Common Stock by PVP VI and PVPFF VI on May 22, 2017, all other information is as set forth in the Schedule 13D and Amendment No. 1. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

On May 22, 2017, PVP VI sold 944,789 shares of Common Stock on the open market and PVPFF VI sold 55,211 shares of Common Stock on the open market.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The information below is based on a total of 41,348,448 shares of Common Stock outstanding as reported on Form 10-Q, Quarterly Report Pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934 filed with the Securities and Exchange Commission by the Issuer on May 15, 2017.

(a)	PVP VI directly beneficially owns 2,642,714 shares of Common Stock, or approximately 6.4% of the Common Stock outstanding. PVPFF VI directly beneficially owns 154,430 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding. PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to indirectly beneficially own the securities owned by PVP VI and PVPFF VI. PVM VI, as general partner of PVP VI and PVPFF VI may be deemed to indirectly beneficially own 2,797,144 shares of Common Stock, or approximately 6.8% of the Common Stock outstanding.

(c)	Except as described in this statement and this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

On May 22, 2017, PVP VI sold 944,789 shares of Common Stock on the open market and PVPFF VI sold 55,211 shares of Common Stock on the open market.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D

CUSIP No. 28106W103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2017

POLARIS VENTURE PARTNERS VI, L.P.

By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND VI, L.P.

By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. VI, L.L.C.

*
Authorized Signatory

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

BRIAN CHEE

By:	*
Brian Chee

CUSIP No. 28106W103

DAVID BARRETT

By: *
David Barrett

AMIR NASHAT

By: *
Amir Nashat

BRYCE YOUNGREN

By: *
Bryce Youngren

KEVIN BITTERMAN

By: *
Kevin Bitterman

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]